Exhibit 23.7
Consent of Independent Registered Public Accounting Firm
To the Board of Directors of
CDC Corporation
We consent to the use of our report dated August 29, 2007 with respect to the balance sheets of Guangzhou Optics Communications Co., Ltd. (“the Company”) as of December 31, 2006 and 2005, and the related statements of income, shareholders’ equity and cash flows for the years then ended, incorporated herein by reference.
Our report contains an explanatory paragraph that Bonarich Enterprises Limited, the immediate holding company of the Company as at December 31, 2006, sold its entire equity interest in the Company to CDC Games Holdings Limited in July 2007. The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.
/s/ KPMG

Hong Kong, China
August 31, 2007